August 27, 2020
VIA EDGAR

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:
Robert Littlepage, Accountant Branch Chief
Joseph Cascarano, Senior Staff Accountant

Re:	Shutterstock, Inc. Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 13, 2020 File No. 001-35669
Dear Mr. Littlepage and Mr. Cascarano,
On behalf of Shutterstock, Inc. (the “Company”), we hereby submit this letter in response to the oral comment we received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, during our telephone call on August 13, 2020 responding to the Company’s response letter dated July 16, 2020, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2019.
For the convenience of the Staff, we have included the Staff’s oral comment below in bold text followed by the Company’s response.
For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information contained in this letter not be disclosed in response to any request made under the Freedom of Information Act, 5. U.S.C. §552, or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[*]” in the copy filed electronically on EDGAR.

[*] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83
U.S. Securities and Exchange Commission
August 27, 2020

Form 10-K for Fiscal Year Ended December 31, 2019

Note 6. Goodwill and Intangible Assets, page F-20

1.We note your response to prior comment 3.  As indicated in ASC 350-20-35-34, a reporting unit is determined by the level of discrete financial information that is available and regularly reviewed by segment management as that term is defined in ASC 280-10-50-7.  As clarified by ASC 280-10-50-7, the segment manager identifies a function not a title.

–Accordingly, with respect to Mr. Pavlovsky, the COO, please explain in detail his management duties and responsibilities.
–Furthermore, please tell us whether and at what level does the COO manage profitability and allocate resources.  Specifically, please clarify whether the COO manages profitability and allocates resources at a level below the consolidated basis.
–Also, please describe the discrete financial information that the COO reviews in order to carry out his duties and responsibilities

Response:
The Company respectfully advises the Staff that it has reviewed ASC 350-20-35-34, and considered the following excerpt “… for which discrete financial information is available and segment management, as that term is defined in ASC 280-10-50-7, regularly reviews the operating results of that component.” Discrete financial information at a level below the consolidated level is not available and regularly reviewed by the COO.
[*]
Accordingly, the COO does not manage profitability, nor does the COO allocate resources, based on a level of profitability below a consolidated level. Therefore, the Company respectfully advises the Staff that management concludes that the Company operates with one reporting unit for purposes of evaluating goodwill for impairment.
*****
If you have any questions regarding the Company’s responses, you may contact me at (646) 279-2390.
Very truly yours,
/s/ Jarrod Yahes
Jarrod Yahes
Chief Financial Officer
Confidential Treatment Requested by Shutterstock, Inc.
[*] – Information omitted and provided under separate cover to the Staff pursuant to Rule 83
U.S. Securities and Exchange Commission
August 27, 2020